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                                                     ---------------------------
                         UNITED STATES               OMB APPROVAL
                                                     ---------------------------
               SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                                                     ---------------------------
                     WASHINGTON, D.C. 20549          Expires: December 31, 2005
                                                     ---------------------------
                                                     Estimated average burden
                                                     hours per response. . . 11
                                                     ---------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
--------------------------------------------------------------------------------
                               (AMENDMENT NO. 1)*


                        New Century Equity Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64353J 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)



-------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 64353J 10 7                                                                 PAGE 2 OF 5 PAGES
                                                                                           --   --
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Jack Silver
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [X]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States citizen
----------------------- ---------- ---------------------------------------------------------------------------------
       NUMBER OF      5.           SOLE VOTING POWER
         SHARES                          2,392,000
     BENEFICIALLY       ---------- ---------------------------------------------------------------------------------
        OWNED BY      6.           SHARED VOTING POWER
         EACH                            0
       REPORTING        ---------- ---------------------------------------------------------------------------------
      PERSON WITH     7.           SOLE DISPOSITIVE POWER
                                         2,392,000
                        ---------- ---------------------------------------------------------------------------------
                      8.           SHARED DISPOSITIVE POWER
                                         0
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,392,000
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.9%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------





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                                                               Page 3 of 5 Pages
                                                                   ---  ---

Item 1.            (a)  Name of Issuer:

                                 New Century Equity Holdings Corp.

                   (b)  Address of Issuer's Principal Executive Offices:

                                 10101 Reunion Place, Suite 450
                                 San Antonio, TX  78216

Item 2.            (a)  Name of Person Filing:

                                 Jack Silver

                   (b)  Address of Principal Business Office or, if none,
                        Residence:

                                 660 Madison Avenue
                                 New York, NY  10021

                   (c)  Citizenship:

                                 United States citizen

                   (d)  Title of Class of Securities:

                                 Common Stock

                   (e)  CUSIP Number:

                                 64353J 10 7

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)    [ ]   Broker or dealer registered under Section 15 of the
                         Act.

            (b)    [ ]   Bank as defined in Section 3(a)(6) of the Act.

            (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                         Act.

            (d)    [ ]   Investment company registered under Section 8 of the
                         Investment Company Act of 1940.

            (e)    [ ]   An investment adviser in accordance with ss.240.13d-1
                         (b)(1)(ii)(E).

            (f)    [ ]   An employee benefit plan or endowment fund in
                         accordance with ss.240.13d-1(b)(1)(ii)(F).

            (g)    [ ]   A parent holding company or control person in
                         accordance with ss.240.13d-1(b)(1)(ii)(G).

            (h)    [ ]   A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act.

            (i)    [ ]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

            (j)    [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 4 of 5 Pages
                                                                   ---  ---



Item 4.          Ownership.

                          As of the date hereof, Jack Silver beneficially owns
                 2,392,000 shares of common stock of the Issuer (the "Shares"), representing approximately 6.9 % of the Shares outstanding, including: (i) 1,579,500 Shares held by the Sherleigh Associates Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (ii) 106,500 Shares held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; and (iii) 706,000 Shares held by Sherleigh Associates LLC, a New York limited liability company of which Mr. Silver is the principal investor and Manager.

                         Mr. Silver has the sole voting and dispositive power
                 with respect to all of the Shares beneficially owned by him.

Item 5.          Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to report the fact
                 that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                         Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                         Not applicable.

Item 9.          Notice of Dissolution of Group.

                         Not applicable.

Item 10.         Certifications.

                         Not applicable

                                                               Page 5 of 5 Pages
                                                                   ---  ---

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 12, 2004
                                    --------------------------------------------
                                                         (Date)

                                                     /s/ Jack Silver
                                    --------------------------------------------
                                                       (Signature)

                                                     Jack Silver
                                    --------------------------------------------
                                                    (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)